[Translation]


To Whom It May Concern:


                                                                  April 22, 2004

                                                        TOYOTA MOTOR CORPORATION
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1. Toyota-cho, Toyota City, Aichi Prefecture


                   Notice Concerning Dissolution of Subsidiary

We hereby notify you that at the meeting of the Board of Directors of Toyota Motor Corporation ("TMC") held on April 22, 2004, TMC decided to dissolve its subsidiary, Japan Flying Service Kabushiki Kaisha ("JFS"), as described below.

1. Facts of JFS

   Trade Name:              Japan Flying Service Kabushiki Kaisha
   Incorporation:           December 17, 1965
   Location:                3-18. Kudan-minami 2-chome, Chiyoda-ku, Tokyo
   Representative:          Toshinori Ogure, Representative Director
   Capital:                 JPY 660 million
   Issued shares:           1,320,000 shares
   Total assets:            JPY 112 million (as of March 31, 2003)
   Number of employees:     0
   Shareholders:            TMC - 75.4%
                            All Nippon Airways Co., Ltd. - 10.0%
                            Sompo Japan Insurance Inc. - 2.7%
                            The Nichido Fire and Marine Insurance Co., Ltd. - 2.6%
                            Others (14 people) - 9.3%
   Content of business:     Aviation service
   Business performance:    Net sales for the fiscal year ended March 31, 2003: JPY 0

2. Schedule for dissolution

   Scheduled to be dissolved in or after June 2004.



3. Reason for dissolution

   JFS has suspended its business as of the end of July 1998 due to poor business results. As there are no prospects for resuming its business, TMC decided to dissolve JFS.

4. Anticipated effects on the business performance

   The anticipated effects of the dissolution of JFS on TMC's business performance are very minor.